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                                                                   Exhibit 99(0)

                                                         Dated February 26, 2002


                        AMERICAN INDEPENDENCE FUNDS TRUST
                                 Rule 18f-3 Plan


Rule 18f-3

     Pursuant to Rule 18f-3 (" Rule 18f-3") of the Investment Company Act of 1940, as amended (the "Act"), an open-end management investment company whose shares are registered on Form N-1A may issue more than one class of voting stock (hereinafter referred to as "shares"), provided that these multiple classes differ either in the manner of distribution, or in services they provide to shareholders, or both. The American Independence Funds Trust (the "Trust"), a registered open-end investment company whose shares are registered on Form N-1A, consisting of the Money Market Fund, UltraShort Bond Fund, Intermediate Bond Fund, Stock Fund, International Multi-Manager Fund, Kansas Tax Exempt Bond Fund, NestEgg Capital Appreciation Fund, NestEgg 2010 Fund, NestEgg 2020 Fund, NestEgg 2030 Fund, NestEgg 2040 Fund and any future fund or series created by the Trust (collectively, the "Funds"), may offer to shareholders multiple classes of shares in the Funds in accordance with a Rule 18f-3 Plan as described herein.


Authorized Classes


     Each Fund may issue one or more classes of shares, in the same or separate prospectuses which may include Class A and the Institutional Class in the case of the Kansas Tax Exempt Bond Fund, and the Service Class and the Premium Class in the case of the other Funds (collectively, the "Classes" and individually, each a "Class"). The Service Class Shares and Class A shares are available (as defined in the respective Fund prospectus) to investors who desire enhanced shareholder services and are subject to a minimum initial investment which may vary from Fund to Fund. There is no minimum initial investment for certain accounts and/or classes of individuals as specified in the Funds' Prospectus. Service Class shares and Class A shares may be offered and sold with a sales load, the amount of which may vary from Fund to Fund, as may be approved by the Board of Trustees of the Trust from time to time. The sales load may be waived or be eliminated for certain classes of offerees as described in the Fund's prospectus. Service Class shares and Class A shares may also be offered with fees for distribution, servicing and marketing of such shares ("12b-1 Fees"), as well as fees for shareholder servicing ("Service Organization Fees" or "Shareholder Servicing Fees") of such shares pursuant to a Service Organization Agreement or Shareholder Servicing Agreement.

     Institutional Class and Premium Class shares are available to investors who are primarily institutional or trust clients. Institutional Class Shares are offered and sold without a sales load, and do not impose 12b-1 Fees, Service Organization Fees or Shareholder Servicing Fees. Premium Class Shares are offered and sold without a sales load and may impose 12b-1 fees, Service Organization Fees or Shareholder Servicing Fees.

     The Classes of shares issued by any Fund will be identical in all respects except for Class designation, allocation of certain expenses directly related to the distribution or service arrangement, or both, for a Class, and voting rights--each Class votes separately with respect to


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issues affecting only that Class. Shares of all Classes will represent interests in the same investment fund; therefore each Class is subject to the same investment objectives, policies and limitations.


Class Expenses

     Each Class of shares shall bear expenses, not including advisory or custodial fees or other expenses related to the management of the Fund's assets, that are directly attributable to the kind or degree of services rendered to that Class ("Class Expenses"). Class Expenses, including the management fee or the fee of other service providers, may be waived or reimbursed by the Funds' investment adviser, underwriter or any other provider of services to the Funds with respect to each Class of a Fund on a Class by Class basis.


Exchanges and Conversion Privileges

     For a nominal charge, shareholders who have held all or part of their shares in a Fund for at least seven days may exchange shares of one Fund for shares of any of the other portfolios of the Trust which are available for sale in their state. A shareholder who has paid a sales load in connection with the purchase of shares of any of the Funds will be subject only to that portion of the sales load of the Fund into which the shareholder is exchanging which exceeds the sales load originally paid by the shareholder.